

02043511


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH, D.C. 152 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2001**

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-2516 1-01941

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

SAVINGS PLAN FOR SALARIED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

Bethlehem Steel Corporation
1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699
(610) 694-2424

Total Number of Pages: 37

SAVINGS PLAN FOR SALARIED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

CONTENTS

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	December 31,	
	2001	2000
Assets:		
Investments	$547.2	$625.6
Loans to participants	5.9	7.2
Receivables		
Interest	-	.1
Employer contributions	-	.4
Participant contributions	.9	.9
Net assets available for benefits	$554.0	$634.2

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	Year Ended December 31,	
	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments	$(50.8)	$(82.6)
Interest	17.1	23.8
Dividends	6.7	15.7
Employer contributions	3.5	6.3
Participant contributions	16.0	15.6
Deductions from net assets attributed to:		
Withdrawals and distributions paid to participants	(72.7)	(64.7)
Net decrease	(80.2)	(85.9)
Transfer of assets to this Plan	-	74.1
Net assets available for benefits:		
Beginning of year	634.2	646.0
End of year	$554.0	$634.2

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS

A. Description of the Plan

The Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") was adopted by the Board of Directors of Bethlehem Steel Corporation ("Bethlehem"), effective as of March 1, 1975. Bethlehem is the Plan Sponsor.

On October 15, 2001, Bethlehem and 22 of its wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the Southern District of New York. Management of Bethlehem is in the process of developing its plan of reorganization. As of December 31, 2001, the Plan's assets included Bethlehem Common Stock in the amount of $5.8 million. The future value of Bethlehem Common Stock is currently uncertain and dependent on Bethlehem's future bankruptcy court proceedings and reorganization plan. No provision for these uncertainties or the uncertainty associated with the continuation of this Plan has been made in the Plan's financial statements.

Effective June 30, 2001, Bethlehem ceased paying dividends on its Preference and Common Stock since the General Corporation Law of the State of Delaware prohibits such payments when no surplus or net profits are legally available.

The Plan has a trust (the "Trust") under a Trust Agreement with Fidelity Management Trust Company ("Trustee"). Prior to December 1, 2000, State Street Bank and Trust Company was the Trustee of the Plan. The Employee Benefits Administration Committee (the "Committee"), consisting of five or more officers and employees of Bethlehem, has the authority and responsibility for the administration of the Plan. The Secretary of the Employee Benefits Administration Committee is the administrator of the Plan. Administrative expenses of the Plan are paid by Bethlehem.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). During the years ended December 31, 2001 and December 31, 2000, an Eligible Employee could elect to have up to a maximum of 21% of Eligible Salary contributed as Before-Tax Contributions and could contribute up to a maximum of 14% of Eligible Salary as After-Tax Contributions through payroll deductions, depending upon the amount elected as Before-Tax Contributions. Before-Tax and After-Tax Contributions were subject to a combined limit of 21% of Eligible Salary. Before-Tax and After-Tax Contributions and the earnings thereon are 100% vested immediately and cannot be forfeited.

Effective January 1, 2002, an Eligible Employee may elect to have up to a maximum of 50% of Eligible Salary contributed as Before-Tax Contributions and may contribute up to a maximum of 14% of Eligible Salary as After-Tax Contributions through payroll deductions. In addition, if an Eligible Employee will be at least age 50 before the end of a year and his Before-Tax Contributions for the year will be subject to the annual dollar limit under Section 402(g) of the Code or the Plan limit on Before-Tax Contributions (50% of Eligible Salary), the Eligible Employee can elect at any time during the year to have additional before-tax contributions ($1,000 for 2002) made as Catch-Up Contributions. Catch-Up Contributions for a year cannot exceed the applicable dollar amount specified under Section 414(v). Before-Tax, Catch-Up and After-Tax Contributions are subject to a combined limit of 75% of Eligible Salary.

Effective January 1, 2000, a newly-hired eligible employee is automatically enrolled in the Plan at a 2.5% Before-Tax Contribution rate (a 4% rate, effective December 1, 2000), and his Before-Tax Contributions are invested in the Stable Value Fund (Fidelity). Within 30 days of his hire date, the employee can decline enrollment, change the type or amount of his contributions or elect a different investment option.

Before-Tax and After-Tax Contributions have generally been matched 100% in Bethlehem Common Stock contributed to the Bethlehem Stock Fund, up to a maximum of 4% of Eligible Salary. However, effective July 1, 2001, Matching Company Contributions in Bethlehem Common Stock contributed to the Bethlehem Stock Fund were temporarily suspended. Matching Company Contributions vest 100% after a participant completes five years of service (three years of service, effective January 1, 2002). A participant who does not complete the required years of service forfeits his Matching Company Contributions and earnings thereon. Forfeitures are used to reduce future Matching Company Contributions.

Participants should refer to the Plan document for a complete description of Plan provisions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in Bethlehem Common Stock and equity and fixed income securities are valued at fair value based upon the last published quotations for the last business day of the year. Mutual fund investments are stated at fair value, representing the value at which shares of the fund may be purchased or redeemed. Investments in contracts with insurance companies are presented at contract value, representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn (see Note C). Loans to participants (see Note D) are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives and measures those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "*Audits of Employee Benefit Plans*" and Statement of Position 94-4, "*Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*," requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the Financial Accounting Standards Board. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS No. 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the financial statements. The carrying value of insurance contracts held by the Plan is $275.9 million at December 31, 2001, which represents contract value.

Withdrawals and Distributions

Withdrawals and distributions to participants are recorded when paid.

Participant Accounts

Participant accounts are credited with (a) Before-Tax Contributions (if elected), (b) After-Tax Contributions (if elected), (c) Matching Company Contributions and (d) earnings thereon. The benefit to which a participant is entitled is the participant's vested account balance.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

C. Contributions and Investment Options

Before-Tax and After-Tax Employee Contributions are allocated among investment funds in multiples of 1% based on each participant's election. Matching Company Contributions were generally required to be initially invested in the Bethlehem Stock Fund and could not be transferred to another investment fund or withdrawn by a participant who had not attained age 59½ for a period of two full calendar years following the year of contribution. However, effective April 1, 2002, the two-year restriction on the transfer or withdrawal of Matching Company Contributions of Bethlehem Common Stock (and earnings thereon) credited to the Bethlehem Stock Fund was eliminated. Accordingly, Matching Company Contributions of Bethlehem Stock for the years 2001and 2000 became available for immediate transfer to other investment funds and, if a participant otherwise qualified, became eligible for withdrawal prior to age 59½.

Investment funds include the Stable Value Fund (Fidelity), the Bethlehem Stock Fund and 31 mutual funds offering a broad range of materially different risk and return characteristics. Earnings on investments are reinvested in the fund in which they are earned.

The Stable Value Fund (Fidelity) currently consists of investments in fully benefit responsive guaranteed annuity contracts ("GAC"). The contracts are credited with interest at the rates specified in the applicable contracts. Interest earned on investments in the Stable Value Fund (Fidelity) is reinvested in that fund. As discussed in Note B, the contracts are included in the financial statements at contract value due to their fully benefit responsive nature.

Beginning December 1, 2001, investments within the Stable Value Fund (Fidelity) are being transferred over time from GACs to Fidelity's Managed Income Portfolio II, a commingled pool under the Fidelity Group Trust for Employee Benefit Plans that is managed by Fidelity Management Trust Company. This change will result in the underlying investments in the Stable Value Fund (Fidelity) being changed slightly. However, the investment objectives of the Stable Value Fund (Fidelity) will not change.

Contributions to the Bethlehem Stock Fund are used to purchase shares of Bethlehem Common Stock. There were no dividends on Bethlehem Common Stock for 2001 and 2000.

Fidelity BrokerageLink gives participants access to a wide range of investments through Fidelity Brokerage Services LLC that include equity and fixed income securities and mutual funds. A Fidelity BrokerageLink account is funded with an initial transfer of at least $2,500 from an investment fund other than the Stable Value Fund (Fidelity); thereafter, transfers of funds to the participant's BrokerageLink account must be at least $500. Assets invested in the Stable Value Fund (Fidelity) must be transferred to another core investment fund(s) where they must remain for 90 days before transfer to a Fidelity BrokerageLink account. A participant cannot invest more than 50% of his total account balance in his BrokerageLink account.

D. Participant Loans

The Plan permits an eligible participant to borrow up to 50% of his vested account balance, subject to a minimum loan of $500 ($1,000 prior to December 1, 2000) and a maximum loan of $50,000. Any participant with an account balance of $1,000 or more ($2,000 or more prior to December 1, 2000) is eligible for a loan. A participant is permitted to have up to two loans outstanding at one time.

The term of a loan is generally 1, 2, 3, 4 or 5 years (12, 24, 36, 48 or 57 months prior to December 1, 2000), but a principal residence purchase loan may be for a term of 10 or 15 years (120 or 177 months prior to December 1, 2000). Interest is fixed over the repayment period at the prime rate quoted by the Wall Street Journal on the last business day of the month prior to the month in which the loan application is filed, plus 1%. Repayments of principal plus interest are made to the Loan Fund and transferred to the other investment funds in accordance with participants' current contribution investment elections.

E. Withdrawals and Distributions

Withdrawals may be made from time to time in accordance with the provisions of the Plan. After-Tax Contributions and earnings thereon and vested Matching Company Contributions and earnings thereon can generally be withdrawn (see Note C above).

In addition, a participant who has attained age 59½ and has withdrawn available After-Tax and Matching Company Contributions and earnings thereon is permitted to withdraw Before-Tax Contributions and pre-1989 earnings thereon. However, if a participant has not attained age 59½, a withdrawal of Before-Tax Contributions and pre-1989 earnings is permitted only to alleviate a financial hardship. In order to qualify for a financial hardship withdrawal, a participant must first receive all available nontaxable (at the time of the loan) loans, withdrawals and distributions, other than hardship withdrawals, from the Plan and other Bethlehem plans. Post-1988 earnings on Before-Tax Contributions cannot be withdrawn.

Upon the termination of a participant's employment, the participant or, in the event of a participant's death, his beneficiary may receive the amounts allocated to his account. In lieu of receiving a single-sum distribution, a participant or his beneficiary may receive installment payments or defer distribution to a later year.

F. Fair Value of Investments

The following are investments that represent 5 percent or more of the Plan's net assets (dollars in millions):

	December 31,	
	2001	2000
Stable Value Fund (Fidelity)	$275.9	$292.1
Fidelity Magellan Fund	82.5	110.0
Fidelity Puritan Fund	53.9	60.7
Spartan U. S. Equity Index Fund	48.2	67.7

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in millions):

	Year Ended December 31,	
	2001	2000
Common/collective trusts	$ -	$(7.0)
Registered investment companies	(36.1)	(22.6)
Common stock	(14.7)	(53.0)
	$(50.8)	$(82.6)

G. Nonparticipant-Directed Investments

The net assets and the changes in net assets for the nonparticipant-directed investments held in the Bethlehem Stock Fund are as follows (dollars in millions):

	Year Ended December 31,	
	2001	2000
Employer contributions	$ 3.5	$ 6.6
Net depreciation	(.5)	(7.5)
Distributions to participants	(.4)	-
Transfers to participant-directed	(6.1)	(6.0)
Net decrease	(3.5)	(6.9)
Transfer of assets to this Plan	-	.7
Net assets – Beginning of year	5.1	11.3
Net assets – End of year	$ 1.6	$ 5.1

Prior to April 2002, Matching Company Contributions became participant-directed investments after a period of two full calendar years following the year of contribution. Effective April 1, 2002, all Matching Company Contributions will be participant-directed investments and can be transferred to any of the other available investment funds.

H. Related-Party Transactions

The Plan invests in shares of funds managed by Fidelity. Fidelity acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

I. Tax Status

Bethlehem has received determinations from the Internal Revenue Service, the most recent of which is dated March 5, 2002, that the Plan is a qualified plan within the meaning of Section 401(a) of the Internal Revenue Code and that the Trust is exempt from Federal income tax under Section 501(a) of such Code. The Plan has been amended since receiving the most recent determination letter. However, the Committee believes the Plan is designed and is operating in compliance with the applicable requirements of the Internal Revenue Code.

J. Plan Merger

Effective at the close of business on November 30, 2000, the account balances of all the employees, except active Conshohocken Production and Maintenance employees, in the Capital Accumulation Plan for Certain Salaried Employees of Bethlehem Lukens Plate Division were transferred to this Plan. As a result, approximately $74 million dollars in assets were transferred to the Plan.

K. Termination of the Plan

Although it has not expressed an intention to do so, Bethlehem has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan or the complete discontinuance of contributions, all amounts credited to participants' accounts will be fully vested and non-forfeitable.

EIN: 24-0526133
PN: 100

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Stable Value Fund			
*	Fidelity Institutional Retirement Services Company	Managed Income Portfolio II (MIP II)		$ 69,942,985
	JP Morgan Chase	GAC at 5.95%v maturing 05/14/2004		16,671,871
	Union Bank of Switzerland AG	GAC at 5.87%v maturing 02/15/2005		16,473,368
	Caisse Des Depots Financial Products	GAC at 6.74% maturing 11/28/2003		12,099,050
	Allstate Life Insurance Company	GAC at 7.21% maturing 12/31/2003		10,368,291
	Travelers Life and Annuity Company	GAC at 7.55% maturing 06/30/2003		10,356,466
	JP Morgan Chase	GAC at 6.62%v maturing 02/18/2003		8,024,670
	Aegon Institutional Markets	GAC at 7.17%v maturing 08/18/2003		7,930,614
	Aegon Institutional Markets	GAC at 8.73%v maturing 02/17/2009		7,634,641
	Westdeutsche Landesbank	GAC at 5.65%v maturing 11/15/2004		7,103,714
	Union Bank of Switzerland AG	GAC at 5.89%v maturing 03/17/2003		7,021,437
	Travelers Life and Annuity Company	GAC at 7.59% maturing 07/30/2004		5,654,789
	JP Morgan Chase	GAC at 5.71%v maturing 10/25/2005		5,174,078
	Aegon Institutional Markets	GAC at 5.38%v maturing 02/15/2007		5,098,867
	JP Morgan Chase	GAC at 4.89%v maturing 06/07/2004		5,016,360
	Westdautsche Landesbank	GAC at 5.00%v maturing 10/15/2003		5,011,919
	Aegon Institutional Markets	GAC at 5.54%v maturing 05/15/2006		5,007,923
	Principal Life Insurance Company	GAC at 5.71% maturing 07/31/2002		4,756,649
	Aegon Institutional Markets	GAC at 5.65% maturing 01/31/2003		4,697,889
	Union Bank of Switzerland AG	GAC at 5.53%v maturing 04/25/2007		4,582,584
	Metropolitan Life Insurance Company	GAC at 8.33% maturing 02/27/2004		4,530,828
	Caisse Des Depots Financial Products	GAC at 5.90% maturing 09/03/2002		4,220,498
	Allstate Life Insurance Company	GAC at 7.60% maturing 03/31/2004		3,983,679
	GE Life & Annuity Assurance Company	GAC at 6.90% maturing 06/28/2002		3,797,039
	Principal Life Insurance Company	GAC at 6.18% maturing 12/31/2002		3,713,489
	Deutsche Bank AG	GAC at 5.98%v maturing 01/31/2002		3,687,987
	Pacific Life Insurance Company	GAC at 6.79% maturing 07/30/2002		3,464,938
	New York Life Insurance Company	GAC at 6.02% maturing 05/15/2003		3,103,083
	JP Morgan Chase	GAC at 7.40%v maturing 03/15/2005		3,055,211
	Aegon Institutional Markets	GAC at 5.89%v maturing 09/16/2002		2,716,699
	Aegon Institutional Markets	GAC at 5.89%v maturing 07/15/2003		2,674,437
	Aegon Institutional Markets	GAC at 6.04%v maturing 05/19/2003		2,640,493
	Caisse Des Depots Financial Products	GAC at 6.42% maturing 11/15/2002		2,597,416
	Aegon Institutional Markets	GAC at 6.37% maturing 10/31/2002		2,570,810
	GE Life & Annuity Assurance Company	GAC at 6.05% maturing 07/01/2002		2,497,084
	Metropolitan Life Insurance Company	GAC at 5.71% maturing 04/01/2002		2,402,039
	New York Life Insurance Company	GAC at 6.22% maturing 05/15/2002		2,382,168
	Union Bank of Switzerland AG	GAC at 4.62%v maturing 06/16/2003		2,003,995
	Union Bank of Switzerland AG	GAC at 5.47%v maturing 01/05/2002		673,186
	Executive Life Insurance Company	Annual installments from trusts		522,213
*	Total Stable Value Fund			275,865,457
*	Fidelity Institutional Retirement Services Company	Fidelity Magellan Fund		82,495,004
*	Fidelity Institutional Retirement Services Company	Fidelity Puritan Fund		53,944,836
*	Fidelity Institutional Retirement Services Company	Spartan U. S. Equity Index Fund		48,226,613
*	Fidelity Institutional Retirement Services Company	Fidelity BrokerageLink (1)		16,976,627
	The Vanguard Group	Vanguard PRIMECAP Fund		15,066,410
	The Vanguard Group	Vanguard U. S. Growth Fund		8,990,703
	The Vanguard Group	Vanguard Wellesley Income Fund		8,193,885
	The Vanguard Group	Vanguard Windsor Fund		7,357,137
*	Fidelity Institutional Retirement Services Company	Fidelity U. S. Bond Index Fund		6,661,312
*	Bethlehem Steel Corporation	Bethlehem Stock Fund	$ 62,165,775	5,088,289
*	Fidelity Institutional Retirement Services Company	Fidelity Mid-Cap Stock Fund		2,390,519
*	Fidelity Institutional Retirement Services Company	Fidelity Low-Priced Stock Fund		2,217,158
*	Fidelity Institutional Retirement Services Company	Fidelity Dividend Growth Fund		1,864,077
	Pacific Investment Management Company	PIMCO Total Return Fund		1,728,011
	Liberty Wanger Asset Management	Liberty Acorn Fund		1,362,532
*	Fidelity Institutional Retirement Services Company	Fidelity Balanced Fund		910,984
*	Fidelity Institutional Retirement Services Company	Fidelity Equity-Income Fund		898,887
*	Fidelity Institutional Retirement Services Company	Fidelity Aggressive Growth Fund		884,066

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	The Vanguard Group	Vanguard International Value Fund		$ 834,209
*	Fidelity Institutional Retirement Services Company	Fidelity Diversified International Fund		694,844
*	Fidelity Institutional Retirement Services Company	Colchester Street Trust: Money Market Portfolio: Class I		671,034
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2000 Fund		594,158
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund - Class A		532,647
	The Vanguard Group	Vanguard Growth & Income Fund		529,089
*	Fidelity Institutional Retirement Services Company	Fidelity Blue Chip Growth Fund		501,295
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2010 Fund		471,328
	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund		314,424
*	Fidelity Institutional Retirement Services Company	Fidelity Growth and Income Portfolio		302,076
	American Century Services Corporation	American Century International Growth		231,140
	American Century Services Corporation	American Century Income & Growth Fund		111,650
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2020 Fund		102,348
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom Income Fund		73,673
*	Fidelity Institutional Retirement Services Company	Fidelity Retirement Money Market Fund		38,944
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2030 Fund		36,952
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2040 Fund		35,664
	Participant Loans	Rates of 6% - 11% (2)		5,869,103
	Grand Total		$ 62,165,775	$ 553,067,085

* Indicates a party-in-interest.

(1) See attached for detailed listing of investments in Fidelity BrokerageLink.
(2) An interest rate of prime plus 1%, based on month-end prior to date of loan origination, is charged on all employee loans.

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
B5628B104	LERNOUT &HAUSPIE SPEECH PRDS	500.000	0.005	2.50
D1668R123	DAIMLERCHRYSLER AG	548.007	41.670	22,835.45
G31611109	XCELERA COM INC	1,040.000	2.050	2,132.00
G3682L105	FRUIT OF THE LOOM LTD	1,100.000	0.230	253.00
G3921A100	GLOBAL CROSSING LTD	5,650.000	0.840	4,746.00
G56462107	LORAL SPACE & COMMNICTNSLTD	150.000	2.990	448.50
G90078109	TRANSOCEAN SEDCO FOREX INC	41.000	33.820	1,386.62
H8920M855	UBS AG	114.000	50.000	5,700.00
M22465104	CHECK PT SOFTWARE TECH LTD	100.000	39.890	3,989.00
M87896102	TOP IMAGE SYS LTD	1,000.000	4.000	4,000.00
Y2573F102	FLEXTRONICS INTL LTD	350.000	23.990	8,396.50
00088E104	ACTV INC	300.000	1.870	561.00
000886101	ADC TELECOMMUNICATIONS INC COM	200.000	4.600	920.00
001055102	AFLAC INC COM	297.314	24.560	7,302.03
001413202	AIM EQUITY FDS INC CONSTELLATION FD	1,485.839	22.100	32,837.04
001547108	AK STL HLDG CORP COM	700.000	11.380	7,966.00
00184A105	AOL TIME WARNER INC	9,857.282	32.100	316,418.75
001957109	AT&T CORP COM	2,927.145	18.140	53,098.41
00209A106	AT & T WIRELESS	973.000	14.370	13,982.01
002824100	ABBOTT LABS COM	60.000	55.750	3,345.00
002919108	ABACAN RES CORP NEW	1,000.000	0.001	1.00
003009107	ABERDEEN ASIA-PACIFIC INCOME	1,138.000	3.840	4,369.92
003830106	ABRAXAS PETE CORP	1,000.000	1.320	1,320.00
006848105	ADELPHIA COMMUNICATIONS CORP CL A	150.000	31.180	4,677.00
00724F101	ADOBE SYS INC COM	273.000	31.050	8,476.65
007521107	ADVANCED DEPOSITION TECH INC	1,000.000	0.008	8.00
00753T105	ADVANCE MARKETING SVCS INC	1,613.247	18.250	29,441.76
00754A105	ADVANCED FIBRE COMM INC	300.000	17.670	5,301.00
00761L102	AEGIS VALUE FD INC	328.407	13.000	4,269.29
007903107	ADVANCED MICRO DEVICES INC COM	400.000	15.860	6,344.00
00808V105	AETHER SYSTEMS INC	300.000	9.200	2,760.00
008190100	AFFILIATED COMPUTER SVCS INC CL A	100.000	106.130	10,613.00
00826T108	AFFYMETRIX INC	140.000	37.750	5,285.00
00845V100	AGERE SYS INC	1,475.000	5.690	8,392.75
00846U101	AGILENT TECHNOLOGIES INC	384.000	28.510	10,947.84
008879306	AIM FDS GROUP VALUE FD CL A	844.388	10.870	9,178.50
008882508	AIM INTL EQTY FD CL B	1,298.695	14.190	18,428.48
008882706	AIM INTL FDS INC	161.455	14.870	2,400.84
010196103	AKSYS LTD	90.000	4.650	418.50
010199305	AKZO NOBEL N V	165.939	44.850	7,442.36
012423109	ALBANY MOLECULAR RESH INC	200.000	26.490	5,298.00
013817101	ALCOA INC	464.000	35.550	16,495.20
015351109	ALEXION PHARMACEUTICALS INC	500.000	24.440	12,220.00
016255101	ALIGN TECHNOLOGY INC	500.000	4.500	2,250.00
01877C200	ALLIANCE PREMIER GROWTH FD	799.497	18.840	15,062.52
01877C309	ALLIANCE PREMIER GROWTH FD	461.872	18.870	8,715.52
018780403	ALLIANCE TECHNOLOGY FD CL C	473.381	62.370	29,524.77
019782101	ALLOU HLTH & BEAUTY CARE INC	500.000	5.630	2,815.00
020753109	ALPHA INDS INC	400.000	21.800	8,720.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
021441100	ALTERA CORP COM	96.000	21.220	2,037.12
023135106	AMAZON.COM INC	150.000	10.820	1,623.00
023608102	AMEREN CORP	100.000	42.300	4,230.00
02507M303	AMERICAN CENTURY INCOME & GROWTH FD	250.957	27.350	6,863.67
025076506	AMERICAN CENTURY VALUE FUND	1,282.735	7.000	8,979.15
025083841	AMERICAN CENTY VISTA FUND	432.536	11.100	4,801.15
025083882	AMERICAN CENTY ULTRA FUND	9,974.733	27.640	275,701.62
025086109	AMERICAN CENTY INTL GROWTH FUND	402.991	7.970	3,211.84
025086844	AMERICAN CENTY WORLD MUT FDS	2,953.186	6.320	18,664.14
025816109	AMERICAN EXPRESS CO COM	50.133	35.690	1,789.25
026874107	AMERICAN INTL GROUP INC COM	208.048	79.400	16,519.01
027568104	AMERICAN MTG ACCEP CO	100.000	14.550	1,455.00
028740108	AMERICAN PAC CORP	2,600.000	8.380	21,788.00
029066107	AMERICAN PWR CONVERSION CORP COM	100.000	14.460	1,446.00
030411102	AMERICAN WTR WKS INC COM	100.000	41.750	4,175.00
03071F104	AMERISTOCK MUT FD INC	268.748	40.800	10,964.92
03072H109	AMERITRADE HLDG CORP	1,150.000	5.920	6,808.00
030789507	AMES DEPT STORES INC NEW	1,690.000	0.240	405.60
031162100	AMGEN INC COM	436.000	56.440	24,607.84
032092108	AMPEX CORP DEL	2,600.000	0.140	364.00
032332504	AMTECH SYSTEMS	100.000	7.160	716.00
03234G106	AMTRAN INC COM	200.000	14.950	2,990.00
032654105	ANALOG DEVICES INC COM	100.000	44.390	4,439.00
034425108	ANDREW CORP COM	50.000	21.890	1,094.50
035128206	ANGLOGOLD LTD ADR SPONSORED	500.000	18.060	9,030.00
03674B104	ANTHEM INC	75.000	49.500	3,712.50
03782R108	APPIANT TECHNOLOGIES INC	300.000	2.430	729.00
037833100	APPLE COMPUTER INC COM	560.000	21.900	12,264.00
037899101	APPLEBEES INTL INC COM	45.000	34.200	1,539.00
038020202	APPLERA CORP, ERA GENOMICS GROUP	25.000	26.690	667.25
038188108	APPLIED DIGITAL SOLUTIONS IN	300.000	0.430	129.00
038213104	APPLIED MAGNETICS CORP COM	100.000	0.009	0.90
03822W109	APPLIED MICRO CIRCUITS CORP	200.000	11.320	2,264.00
038222105	APPLIED MATERIALS INC	534.000	40.100	21,413.40
039392105	ARCH WIRELESS INC	9.000	0.012	0.11
04033V104	ARIBA INC	550.000	6.160	3,388.00
042086561	ARMADA FDS	886.958	10.870	9,641.23
04314H204	ARTISAN INTL FUND	6,524.891	18.360	119,797.00
04314H303	ARTISAN FDS INC	1,209.137	25.790	31,183.64
043353101	ARVINMERITOR INC	100.000	19.640	1,964.00
04362P108	ASCENTIAL SOFTWARE CORP COM	700.000	4.050	2,835.00
045919107	AT HOME CORP SER A	1,607.000	0.005	8.04
046353108	ASTRAZENECA PLC	100.000	46.600	4,660.00
04648X107	ASYST TECHNOLOGIES INC COM	190.000	12.760	2,424.40
049513104	ATMEL CORP COM	400.000	7.370	2,948.00
051526101	AURA SYSTEMS INC	1,000.000	0.435	435.00
052769106	AUTODESK INC COM	100.000	37.270	3,727.00
05349F402	AVATEX CORP	200.000	0.050	10.00
053491106	AVANT IMMUNOTHERAPEUTICS INC	900.000	4.010	3,609.00
053499109	AVAYA INC	714.000	12.150	8,675.10

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
053690103	AVIGEN INC	311.000	11.510	3,579.61
05538E109	BEI MED INC	100.000	6.350	635.00
055622104	BP AMOCO P L C	56.481	46.510	2,626.93
055922868	BT INVESTMENT INTL EQUITY FUND	1,314.382	18.870	24,802.39
05858H104	BALLARD PWR SYS INC	295.000	29.570	8,723.15
059651109	BANCO WIESE	500.000	0.174	87.00
060505104	BANK AMER CORP	151.004	62.950	9,505.70
06423A103	BANK ONE CORP	287.837	39.050	11,240.03
068278100	BARON ASSET FUND	359.319	44.460	15,975.32
068278308	BARON SMALL CAP FD	1,502.932	15.210	22,859.60
071707103	BAUSCH & LOMB INC COM	300.000	37.660	11,298.00
071813109	BAXTER INTL INC COM	230.000	53.630	12,334.90
073309106	BE INC	2,150.000	0.140	301.00
075887109	BECTON DICKINSON & CO COM	100.000	33.150	3,315.00
08135F107	BEMA GOLD CORP COM	59,550.000	0.320	19,056.00
081499105	BEN FRANKLIN RETAIL STORES INC COM	33.000	0.005	0.17
083902106	BERGER OMNI SMALL CAP VALUE FUND	4,693.050	28.070	131,733.91
084045103	BERGER SMALL COMP GROWTH FUND	393.935	3.170	1,248.77
084045202	BERGER NEW GENERATION FUND	145.992	7.590	1,108.08
084649102	BERKSHIRE FOCUS FUND	17.461	9.310	162.56
084670108	BERKSHIRE HATHAWAY INC DEL COM	1.000	75600.000	75,600.00
084670207	BERKSHIRE HATHAWAY INC CL B	43.000	2525.000	108,575.00
088766100	BICO INC	5,000.000	0.027	135.00
09058W309	BIOCIRCUITS CORP	2,265.000	0.015	33.98
090597105	BIOGEN N V COM	76.000	57.350	4,358.60
09067D201	BIOTECH HLDRS TR	200.000	132.000	26,400.00
09067J109	BIOVAIL CORP	112.000	56.250	6,300.00
091250100	BIRMINGHAM STL CORP COM	30,000.000	0.300	9,000.00
091797100	BLACK & DECKER CORP COM	203.320	37.730	7,671.26
097023105	BOEING CO COM	238.428	38.780	9,246.24
097924104	BOMBAY INC COM	2,000.000	2.280	4,560.00
098570104	BOOKS-A-MILLION INC	400.000	3.030	1,212.00
099541203	BORDEN CHEMS & PLASTICS LTD	200.000	0.003	0.60
100578AB9	BOSTON CHICKEN INC LYONS CONV	50,000.000	0.000	0.00
100578103	BOSTON CHICKEN INC	328.000	0.020	6.56
100843408	BOSTON LIFE SCIENCES INC	200.000	2.670	534.00
10532D107	BRANDYWINE FD INC COM	5,436.551	23.350	126,943.47
10625K109	BRE-X MINERALS LTD	1,500.000	0.050	75.00
108747106	BRIDGEWAY AGGRESSIVE GROWTH FUND	314.208	38.530	12,106.43
110122108	BRISTOL MYERS SQUIBB CO COM	203.813	51.000	10,394.46
11130P104	BROADBAND HOLDRS TR	100.000	16.500	1,650.00
111320107	BROADCOM CORP	368.000	40.870	15,040.16
111412102	BROADVISION INC	2,419.000	2.740	6,628.06
111621108	BROCADE COMMUNICATIONS SYS I	330.000	33.120	10,929.60
118230101	BUCKEYE PARTNERS L P	500.000	37.480	18,740.00
119804102	BUFFALO SMALL CAP FD INC	218.924	19.960	4,369.72
12489V106	CBRL GROUP	500.557	29.440	14,736.40
125750109	CMG INFORMATION SVCS INC	634.000	1.630	1,033.42
125896100	CMS ENERGY CORP COM	400.000	24.030	9,612.00
126408103	CSX CORP COM	101.408	35.050	3,554.35

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
129897104	CALICO COMM INC	100.000	0.160	16.00
131347106	CALPINE CORP	180.000	16.790	3,022.20
13645T100	CANADIAN PAC RY LTD	200.000	19.500	3,900.00
137798104	CANNONDALE CORP	263.000	2.240	589.12
138869300	CANYON RES CORP	4,375.000	1.030	4,506.25
14149Y108	CARDINAL HEALTH INC COM	150.202	64.660	9,712.06
148881105	CATALYST SEMICONDUCTOR INC	6,890.000	2.800	19,292.00
149123101	CATERPILLAR INC COM	100.000	52.250	5,225.00
150837409	CEL-SCI CORP	140.000	0.950	133.00
150921104	CELL GENESYS INC	59.000	23.240	1,371.16
151020104	CELGENE CORP COM	100.000	31.920	3,192.00
15117N107	CELSION CORP	15,300.000	0.660	10,098.00
151313103	CENDANT CORP	2,681.000	19.610	52,574.41
15640W103	CENTURA SOFTWARE CORP	500.000	0.005	2.50
159300201	CHANTAL PHARMACEUTICAL CORP	200.000	0.003	0.60
16117M107	CHARTER COMMUNICATIONS INC D	500.000	16.430	8,215.00
162813109	CHECKFREE CORP NEW	200.000	18.000	3,600.00
165167107	CHESAPEAKE ENERGY CORP	196.000	6.610	1,295.56
166764100	CHEVRONTEXACO CORP	77.000	89.610	6,899.97
169406303	CHINA RES DEV INC	2.000	2.800	5.60
171779101	CIENA CORP	770.000	14.310	11,018.70
17275R102	CISCO SYS INC COM	16,181.000	18.110	293,037.91
172967101	CITIGROUP INC	1,379.214	50.480	69,622.72
177376100	CITRIX SYS INC	400.000	22.660	9,064.00
178778106	CITYSCAPE FINL CORP	900.000	0.000	0.00
188850101	CLIPPER FD INC COM	88.557	83.530	7,397.17
191216100	COCA COLA CO COM	1,114.791	47.150	52,562.40
191912302	COHEN & STEERS EQUITY INCOME CL C	1,086.957	11.450	12,445.66
192476109	COHN & STEERS REALTY INC COM	320.549	44.410	14,235.58
193921103	COLLATERAL THERAPEUTICS INC	160.000	6.260	1,001.60
19419B100	COLLAGENEX PHARMACEUTCLS INC	250.000	8.100	2,025.00
197708100	COLUMBIA HIGH YIELD FD INC	575.277	8.870	5,102.71
200300101	COMCAST CORP CL A	190.000	36.000	6,840.00
200300200	COMCAST CORP CL A SPL	190.000	36.000	6,840.00
200693109	COMMERCE ONE INC DEL	204.000	3.570	728.28
203372107	COMMSCOPE INC	200.000	21.270	4,254.00
204493100	COMPAQ COMPUTER CORP COM	1,576.521	9.760	15,386.84
204780100	COMPUCOM SYS INC	600.000	2.260	1,356.00
204938104	COMPOSITECH LTD	3,100.000	0.002	6.20
20557C108	COMPUTERIZED THERMAL IMAGING	1,000.000	1.550	1,550.00
206197105	CONCORD EFS INC	1,350.000	32.780	44,253.00
206829103	CONECTIV INC	1,000.000	24.490	24,490.00
208251504	CONOCO INC	101.937	28.300	2,884.82
208464107	CONSECO INC COM	1,100.000	4.460	4,906.00
20854P109	CONSOL ENERGY INC	100.000	24.840	2,484.00
210371100	CONSTELLATION ENERGY GROUP I	157.000	26.550	4,168.35
210795308	CONTINENTAL AIRLS INC CL B	50.000	26.210	1,310.50
217016104	COORS ADOLPH CO CL B	50.000	53.400	2,670.00
217753102	COR THERAPEUTICS INC COM	200.000	23.930	4,786.00
21868Q109	COREL CORP COM	3,000.000	1.900	5,700.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
21887F100	CORIXA CORP	1,003.000	15.070	15,115.21
219350105	CORNING INC COM	1,871.876	8.920	16,697.13
22087M101	CORUS GROUP PLC	100.000	10.430	1,043.00
221009103	CORVIS CORP	350.000	3.230	1,130.50
222814204	COVAD COMMUNICATIONS GROUP I	76.000	2.800	212.80
22543U101	CREDIT SUISSE WAR PIN JPAN SM	770.686	1.790	1,379.53
22543X105	CREDIT SUISSE WAR PINCUS INTL	3,782.056	11.920	45,082.11
22544B102	CREDIT SUISSE WAR PINCUS GLBAL	206.589	30.090	6,216.26
22765D100	CROSSROADS SYS INC	100.000	4.490	449.00
228569109	CROWN RES CORP	100.000	0.070	7.00
231624107	CUSAC INDS LTD	500.000	0.070	35.00
232806109	CYPRESS SEMICONDUCTOR CORP COM	300.000	19.930	5,979.00
23281T108	CYSIVE INC	100.000	2.810	281.00
232824102	CYTOGEN CORP COM	300.000	3.010	903.00
233092105	DCH TECHNOLOGY INC	400.000	0.530	212.00
23333J108	DT INDS INC	110.000	5.500	605.00
235811106	DANA CORP COM	250.000	13.880	3,470.00
236277109	DANKA BUSINESS SYS PLC	346.000	1.010	349.46
237194105	DARDEN RESTAURANTS INC	100.275	35.400	3,549.74
237909106	DATAKEY INC	1,000.000	3.740	3,740.00
239080104	DAVIS N Y VENTURE FD INC	182.829	25.430	4,649.34
239080302	DAVIS N Y VENTURE FD INC	1,273.808	24.640	31,386.63
242370104	DEAN FOODS CO NEW COM	100.000	68.200	6,820.00
244199105	DEERE & CO COM	150.000	43.660	6,549.00
247025109	DELL COMPUTER CORP COM	3,962.000	27.180	107,687.16
247126105	DELPHI AUTOMOTIVE SYS CORP	200.000	13.660	2,732.00
25271C102	DIAMOND OFFSHORE DRILLNG INC	300.000	30.400	9,120.00
25301P107	DICE INC	200.000	1.800	360.00
253651103	DIEBOLD INC COM	100.000	40.440	4,044.00
25388K104	DIGITAS INC	600.000	4.020	2,412.00
254687106	WALT DISNEY COMPANY	1,408.378	20.720	29,181.59
255402109	DIVINE INC CL A	45.000	0.740	33.30
256669102	DOLLAR GENERAL CORP COM	156.000	14.900	2,324.40
260003108	DOVER CORP COM	50.000	37.070	1,853.50
261970107	DREYFUS APPRECIATION FD INC	173.594	38.020	6,600.04
261978837	DREYFUS DISCIPLINED STOCK FD CL R	162.411	31.970	5,192.28
26200C304	DREYFUS MIDCAP VALUE FUND	257.468	26.290	6,768.83
26200C882	DREYFUS GRTH & VAL FDS INC	69.673	25.060	1,746.01
26200Q105	DREYFUS INDEX FDS S&P 500 INDEX F	262.854	33.420	8,784.58
262001449	DREYFUS FOUNDERS FDS INC	425.109	28.450	12,094.35
262001480	DREYFUS FOUNDERS FDS INC	151.774	10.030	1,522.29
262497308	DRYPERS CORP	200.000	0.000	0.00
263534109	DU PONT E I DE NEMOURS & CO COM	50.848	42.510	2,161.55
264399106	DUKE PWR CO COM	259.197	39.260	10,176.07
26658Q102	DURATEK INC	150.000	4.470	670.50
266597301	DURBAN ROODEPOORT DEEP LTD	2,090.000	1.380	2,884.20
267906105	DYNAMIC OIL & GAS INC	1,000.000	1.100	1,100.00
26816Q101	DYNEGY INC NEW	40.207	25.500	1,025.28
26817Q506	DYNEX CAP INC	150.000	2.100	315.00
268648102	E M C CORP MASS COM	7,440.000	13.440	99,993.60

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
26883W106	ERESOURCE CAP GROUP INC	500.000	0.220	110.00
269153102	E.SPIRE COMMUNICATIONS INC	2,200.000	0.060	132.00
269246104	E TRADE GROUP INC	300.000	10.250	3,075.00
269524104	EAGLE GEOPHYSICAL INC	25.000	0.000	0.00
270321102	EARTHLINK INC. MER FROM	907.000	12.170	11,038.19
277907101	EATON VANCE INCOME FD BOSTON INC COM	140.194	6.080	852.38
278642103	EBAY INC	216.000	66.900	14,450.40
278751102	ECHO BAY MINES LTD COM	1,374.000	0.530	728.22
278846100	ECLIPSE FINL ASSET TR	900.150	12.020	10,819.80
28176E108	EDWARDS LIFESCIENCES CORP	346.000	27.630	9,559.98
282339209	EGLOBE INC	148.000	0.006	0.89
284131208	ELAN PLC ADR	200.000	45.060	9,012.00
285661104	ELECTRONIC DATA SYS CORP NEW	550.000	68.550	37,702.50
29088W103	EMERGE INTERACTIVE INC	215.000	1.331	286.17
293561106	ENRON CORP COM	2,262.494	0.600	1,357.50
29379T108	ENTERPRISE TECHNOLOGIES INC	800.000	0.014	11.20
29382F103	ENTREMED INC	50.000	8.450	422.50
29426L108	EPICOR SOFTWARE CORP	397.000	1.490	591.53
294348107	EPRESENCE INC	250.000	4.190	1,047.50
294821400	ERICSSON L M TEL CO ADR CL B SEK 10	13,843.460	5.220	72,262.86
298706102	AMERICAN EURO PACIFIC GROWTH FUND	317.026	26.870	8,518.49
300691102	EXCELON CORP	400.000	1.170	468.00
300867108	EXCHANGE APPLICATIONS INC	100.000	0.250	25.00
300906104	EXCELSIOR-HENDERSON MTRCYCLE	100.000	0.000	0.00
30161N101	EXELON CORP	51.625	47.880	2,471.81
302088109	EXODUS COMMUNICATIONS INC	2,656.000	0.010	26.56
30226D106	EXTREME NETWORKS INC	1,100.000	12.900	14,190.00
30231G102	EXXON MOBIL CORP	236.721	39.300	9,303.14
302544101	FPA NEW INCOME INC	448.434	10.930	4,901.38
311877104	FASTNET CORP	5,000.000	0.950	4,750.00
313400301	FEDERAL HOME LN MTG CORP VT COM	200.000	65.400	13,080.00
314172644	FEDERATED KAUFMANN CL K	6,004.354	4.390	26,359.11
31428X106	FEDEX CORP	2,000.000	51.880	103,760.00
315616102	F5 NETWORKS INC	200.000	21.540	4,308.00
315807206	FIDELITY ADVISOR SER II GROWTH	107.420	28.760	3,089.40
315910208	FIDELITY INTL GROWTH & INCOME FUND	251.421	18.760	4,716.66
315910505	FIDELITY INVT TR WORLDWIDE FD	658.187	14.660	9,649.02
315910760	FIDELITY JAPAN SMALL COMPANIES	2,460.751	6.380	15,699.59
315910802	FIDELITY DIVERSIFIED INTL FUND	2,196.932	19.080	41,917.46
315910810	FIDELITY INTL VALUE FUND	275.679	12.070	3,327.45
315910851	FIDELITY SOUTHEAST ASIA FUND	459.660	10.980	5,047.07
315911107	FIDELITY INSTL TR U S BD INDEX	797.597	10.800	8,614.05
315911404	FIDELITY SPARTAN TOTAL MARKET INDEX	1,699.497	29.560	50,237.13
315912204	FIDELITY MARKET INDEX FUND	165.960	78.890	13,092.58
315912303	FIDELITY SMALL CAP STOCK FUND	3,070.715	16.800	51,588.01
316062108	FIDELITY CAP & INCOME FD SH BEN INT	1,536.783	6.780	10,419.39
316067107	FIDELITY CASH RESERVES	1,676,934.900	1.000	1,676,934.90
316069103	FIDELITY ASSET MANAGER FUND	6,695.344	15.500	103,777.83
316069301	FIDELITY ASSET MANAGER: GROWTH FD	423.328	14.340	6,070.52
316071109	FIDELITY CONTRAFUND FUND	611.180	42.770	26,140.17

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
316128107	FIDELITY UTILITIES	3,482.903	13.490	46,984.36
316128404	FIDELITY MID-CAP STOCK	1,537.497	22.570	34,701.31
316138106	FIDELITY EQUITY-INCOME FD INC COM	358.637	48.770	17,490.73
316138205	FIDELITY REAL ESTATE INVT FUND	1,604.694	18.520	29,718.93
316145101	FIDELITY EQUITY INCOME II FUND	906.964	21.030	19,073.45
316145309	FIDELITY INDEPENDENCE FUND	132.228	15.770	2,085.24
316153105	FIDELITY FD INC COM	555.032	28.880	16,029.32
31617F205	FIDELITY CONTRAFUND II	1,007.362	10.350	10,426.20
316200104	FIDELITY GROWTH COMPANY FUND	59.474	53.220	3,165.21
316200203	FIDELITY AGGRESSIVE GROWTH FUND	3,634.933	19.020	69,136.43
316326107	FIDELITY NAT FINL CORP	100.000	24.800	2,480.00
316343102	FIDELITY OVERSEAS FUND	238.754	27.420	6,546.63
316343201	FIDELITY PACIFIC BASIN FUND	200.250	13.850	2,773.46
316345305	FIDELITY LOW PRICED STOCK FUND	1,640.790	27.420	44,990.46
316389105	FIDELITY SECS FD OTC PORTFOLIO	138.367	31.170	4,312.90
316389204	FIDELITY GROWTH & INCOME FUND	111.807	37.380	4,179.35
316389303	FIDELITY BLUE CHIP GROWTH FUND	119.639	42.940	5,137.30
316389402	FIDELITY DIVIDEND GROWTH FUND	125.416	28.330	3,553.04
316390103	FIDELITY SELECT ENERGY FUND	2,248.194	23.330	52,450.37
316390202	FIDELITY SELECT TECHNOLOGY	319.682	60.600	19,372.73
316390301	FIDELITY SELECT HEALTH CARE FUND	295.049	127.260	37,547.94
316390442	FIDELITY SELECT PHARMACEUTICAL	740.904	9.500	7,038.59
316390467	FIDELITY SELECT NETWORK &	475.877	2.950	1,403.84
316390475	FIDELITY SELECT MED EQUIPT & SYS FD	517.069	16.560	8,562.66
316390525	FIDELITY SELECT NAT GAS FUND	417.641	18.650	7,789.00
316390541	FIDELITY SELECT INSURANCE	224.220	48.860	10,955.39
316390566	FIDELITY SELECT DEVELOPING COMM FD	473.380	18.900	8,946.88
316390608	FIDELITY SELECT FINANCIAL SVCS	90.928	101.100	9,192.82
316390640	FIDELITY SELECT REGIONAL BANKS	150.429	33.210	4,995.75
316390665	FIDELITY SELECT MEDCIAL DELIVERY FD	604.972	26.950	16,304.00
316390772	FIDELITY SELECT BIOTECHNOLOGY FUND	1,287.176	65.120	83,820.90
316390822	FIDELITY SELECT SOFT & COMP FUND	272.407	47.590	12,963.85
316390830	FIDELITY SELECT TELECOM FUND	52.332	36.220	1,895.47
316390863	FIDELITY SELECT ELECTRONICS FUND	1,867.984	49.270	92,035.57
316390871	FIDELITY SELECT COMPUTERS FUND	1,247.781	38.030	47,453.11
316413202	FIDELITY SPARTAN U S GOVT MONEY MKT	16,168.910	1.000	16,168.91
316464106	FIDELITY VALUE FUND	730.285	51.510	37,616.98
32008F101	FIRST EAGLE SOGEN OVERSEASN/C	111.285	12.020	1,337.65
32008F507	FIRST EAGLE SOGEN GLOBAL	112.925	23.820	2,689.87
33582U100	FIRST NIAGARA FINL GROUP INC	410.087	16.830	6,901.76
337941108	FIRSTHAND TECHNOLOGY VALUE	145.698	41.250	6,010.04
337941306	FIRSTHAND TECHNOLOGY LEADERS FUND	196.422	18.860	3,704.52
337941504	FIRSTHAND E-COMMERCE	1,310.376	3.430	4,494.59
337941603	FIRSTHAND COMMUNICATIONS FUND	53.367	3.330	177.71
339030108	FLEETBOSTON FINL CORP	211.224	36.500	7,709.68
344159108	FOCUS ENHANCEMENTS INC	87.000	1.800	156.60
34459U108	FONIX CORP DEL	10,000.000	0.096	960.00
345370860	FORD MTR CO DEL	1,947.148	15.720	30,609.17
35063R100	FOUNDRY NETWORKS	1,183.000	8.150	9,641.45
354713109	FRANKLIN STRATEGIC SER	130.101	31.170	4,055.25

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
354713844	FRANKLIN STRATEGIC SER	313.631	58.050	18,206.28
357378702	FREMONT US MICRO-CAP FUND	1,090.345	28.290	30,845.86
358010106	FREQUENCY ELECTRS INC	2,700.000	14.000	37,800.00
359014107	FRONT PORCH DIGITAL INC	65.000	0.910	59.15
35952H106	FUELCELL ENERGY INC	100.000	18.140	1,814.00
36114Q307	FUTURELINK CORP	13.000	0.010	0.13
361942105	GST TELECOMMUNICATIONS INC	300.000	0.002	0.60
36239X401	GABELLI GLOBAL SER FDS INC	3,487.096	15.450	53,875.63
362395105	GABELLI ASSET FUND SH BEN INT	467.830	32.970	15,424.36
364760108	GAP INC COM	100.737	13.940	1,404.27
366651206	GARTNER GROUP INC NEW	65.000	11.200	728.00
367626108	GATEWAY INC	700.000	8.040	5,628.00
368710406	GEMSTAR-TV GUIDE INTL INC	250.000	54.250	13,562.50
36866W106	GENENTECH INC	50.000	27.700	1,385.00
369604103	GENERAL ELECTRIC CORP COM	4,756.533	40.080	190,641.84
370442105	GENERAL MOTORS CORP COM	15.146	48.600	736.10
371901109	GENTEX CORP COM	2,000.000	26.730	53,460.00
371935107	GENESIS DIRECT INC	1,500.000	0.001	1.50
372430108	GENOME THERAPEUTICS CORP COM	175.000	6.810	1,191.75
37246C109	GENVEC INC	330.000	4.950	1,633.50
37248D105	GENSTAR THERAPEUTICS CORP	400.000	2.470	988.00
372917104	GENZYME CORP	2,000.000	59.860	119,720.00
372917708	GENZYME CORP	178.000	5.310	945.18
373654102	GEOTEK COMMUNICATIONS INC	400.000	0.000	0.00
373692102	GEOWORKS	111.000	0.980	108.78
374163103	GERON CORP	300.000	8.700	2,610.00
375766102	GILLETTE CO COM	2.203	33.400	73.58
376775102	GLAMIS GOLD LTD COM	400.000	3.610	1,444.00
37733W105	GLAXO PLC	25.536	49.820	1,272.20
38141G104	GOLDMAN SACHS GROUP INC	25.033	92.750	2,321.81
38388F108	GRACE W R & CO DEL NEW	3,000.000	1.550	4,650.00
38821G101	GRANT PRIDECO INC	29.000	11.500	333.50
399874106	AMERICAN GROWTH FUND	853.136	23.710	20,227.85
40049F204	GRUPO TRIBASA S A DE C V	180.000	0.000	0.00
400490108	GRUPO SIDEK S A DE C V	1,200.000	0.005	6.00
401698105	GUIDANT CORP	108.000	49.800	5,378.40
40426W101	HRPT PPTYS TRUST REIT	200.000	8.660	1,732.00
406216101	HALLIBURTON CO COM	500.000	13.100	6,550.00
409905700	HANCOCK JOHN INVT TR II	219.785	20.640	4,536.36
41013U102	HANCOCK JOHN PATRIOT SEL DV	100.000	14.750	1,475.00
411352404	HANSON PLC	100.000	33.620	3,362.00
411511504	HARBOR FD CAP APPRECIATION FD	2,799.476	29.230	81,828.68
412822108	HARLEY DAVIDSON INC COM	270.000	54.310	14,663.70
413801101	HARRINGTON FINL GROUP INC	1,000.000	12.310	12,310.00
413838103	HARRIS ASSOC OAKMARK FUND	1,145.400	35.270	40,398.26
413838400	HARRIS ASSOC INVT TR	554.115	18.630	10,323.16
413838608	HARRIS ASSOC OAKMARK SELECT FUND	3,359.528	27.240	91,513.54
419849104	HAWAIIAN AIRLS INC NEW	800.000	4.000	3,200.00
42217K106	HEALTH CARE REIT INC COM	450.000	24.350	10,957.50
42222L107	HEALTH TRONICS SURGICL SER I	5,000.000	9.000	45,000.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
422352807	HEARTLAND GROUP INC	487.646	17.300	8,436.28
422660AB6	HECHINGER CO SUB DEB CONV	10,000.000	0.000	0.00
422704106	HECLA MNG CO COM	357.000	0.940	335.58
423074103	HEINZ H J CO COM	116.279	41.120	4,781.39
427398102	HERLEY INDS INC	500.000	17.000	8,500.00
427866108	HERSHEY FOODS CORP COM	150.000	67.700	10,155.00
428236103	HEWLETT PACKARD CO COM	746.146	20.540	15,325.84
42979U102	HIGH SPEED ACCESS CORP	400.000	0.560	224.00
433578507	HITACHI LTD ADR 10 COM	100.000	73.190	7,319.00
437076102	HOME DEPOT INC COM	4,083.156	51.010	208,281.79
437605108	HOMESEEKERS.COM INC	5,200.000	0.048	249.60
438128308	HONDA MTR LTD AMER SHS	100.419	81.510	8,185.15
439902107	HORIZON PHARMACIES INC	1,000.000	0.000	0.00
44041U102	HORIZON GROUP PPTYS INC	15.000	2.300	34.50
444903108	HUMAN GENOME SCIENCES INC	150.000	33.720	5,058.00
446150104	HUNTINGTON BANCSHARES INC COM	1,000.000	17.190	17,190.00
447807108	HURRY INC CL A	220.000	0.360	79.20
44928J105	ICM/ISABELLE SMALL CAP VAL	1,781.423	11.830	21,074.23
449370105	IDEC PHARMACEUTICALS CORP	200.000	68.930	13,786.00
449837103	IPS FDS	972.310	29.940	29,110.96
449934108	IMS HEALTH INC	500.000	19.510	9,755.00
45073P408	IBEAM BROADCASTING CORP	242.000	0.025	6.05
450732102	IBASIS INC	2,300.000	1.310	3,013.00
450909106	IBIS TECHNOLOGY INC	1,000.000	14.870	14,870.00
45168C809	IDEX SER FD	403.232	24.690	9,955.80
451713101	IKON OFFICE SOLUTIONS INC	4.997	11.690	58.41
45245A107	IMATION CORP	50.000	21.580	1,079.00
45245W109	IMCLONE SYS INC COM	496.000	46.460	23,044.16
45245Y105	IMANAGE INC	750.000	7.890	5,917.50
45246K104	IMAGINON INC	10,300.000	0.055	566.50
45666P104	INFORETECH WIRELESS TECHNOLO	1,000.000	0.030	30.00
45666T106	INFONET SVCS CORP	400.000	2.450	980.00
45678T102	INFOSPACE COM INC	72.000	2.050	147.60
456866102	INGERSOLL RAND CO COM	200.000	41.810	8,362.00
457191104	INHALE THERAPEUTIC SYS INC	100.000	18.550	1,855.00
457277101	INKTOMI CORP	366.000	6.710	2,455.86
457652105	INPUT/OUTPUT INC COM	600.000	8.210	4,926.00
458118106	INTEGRATED DEVICE TECHNOLOGY INC COM	700.000	26.590	18,613.00
45812C106	INTEGRATED HEALTH SVCS INC COM	39,000.000	0.030	1,170.00
458140100	INTEL CORP COM	10,859.683	31.450	341,537.03
45840J107	INTERACTIVE DATA CORP	100.000	14.140	1,414.00
45866A105	INTERDIGITAL COMMUNICATIONS CORP	800.000	9.700	7,760.00
458727104	INTERLAND INC MINN	200.000	2.110	422.00
459200101	INTERNATIONAL BUSINESS MACHS COM	833.866	120.960	100,864.43
459902102	INTERNATIONAL GAME TECHNOLOGY COM	100.000	68.300	6,830.00
460254105	INTERNATIONAL RECTIFIER CORP COM	100.000	34.880	3,488.00
460573108	INTERNEURON PHARMACEUTICALS INC	100.000	11.090	1,109.00
46059C106	INTERNET CAPITAL GROUP INC	175.000	1.210	211.75
46059W102	INTERNET HOLDRS TR	100.000	34.570	3,457.00
460953102	INTERNET FD INC	1,681.057	21.800	36,647.04

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
46119F107	INTROGEN THERAPEUTICS INC	200.000	5.540	1,108.00
461202103	INTUIT COM	300.000	42.780	12,834.00
46127G204	INVESCO STK FDS INC	706.433	15.930	11,253.48
46127G303	INVESCO STK FDS INC	415.944	8.920	3,710.22
46127G402	INVESCO STK FDS INC	161.493	9.600	1,550.33
46127G501	INVESCO SMALL CO GROWTH	13.580	12.140	164.86
46127J208	INVESCO SECTOR FDS INC	1,607.617	1.710	2,749.03
46127J307	INVESCO SECTOR FDS INC	79.718	50.640	4,036.92
46127J604	INVESCO SECTOR FDS INC	74.484	32.570	2,425.94
46127J703	INVESCO SECTOR FDS INC	124.730	27.270	3,401.39
46127J786	INVESCO TELECOMM #39	3,166.000	16.620	52,618.92
46127X108	INVESCO INTL FDS INC EUROPEAN FD	948.903	11.290	10,713.11
461308108	AMERICAN FUNDS INVESTMENT CO	412.424	28.530	11,766.46
462030305	IOMEGA CORP	110.000	8.350	918.50
46205P100	ION NETWORKS INC	500.000	0.730	365.00
464287713	ISHARES TR	500.000	31.530	15,765.00
464330109	ISIS PHARMACEUTICALS	200.000	22.190	4,438.00
464888106	ISOLYSER INC	240.000	2.550	612.00
464899103	ISPAT INTL N V	100.000	1.750	175.00
465647204	ITEX CORP	450.000	0.100	45.00
465754109	I2 TECHNOLOGIES INC	2,030.000	7.900	16,037.00
46612J101	JDS UNIPHASE CORP	3,548.000	8.680	30,796.64
46625H100	J P MORGAN CHASE & CO	610.650	36.350	22,197.13
466313103	JABIL CIRCUIT INC	200.000	22.720	4,544.00
471023101	JANUS FD INC COM	1,269.282	24.600	31,224.34
471023200	JANUS INVT GROWTH & INCOME FUND	4,438.839	29.970	133,032.00
471023309	JANUS WORLDWIDE FUND	8,161.993	43.840	357,821.77
471023408	JANUS INVT TWENTY FD	4,054.275	38.460	155,927.42
471023606	JANUS INVT FD FLEXIBLE INCOME FD	1,970.282	9.220	18,166.00
471023630	JANUS FUND 2	300.000	7.450	2,235.00
471023648	JANUS ORION FUND	8,836.007	5.980	52,839.32
471023655	JANUS STRATEGIC VALUE FUND	8,661.821	9.260	80,208.46
471023663	JANUS GLBL TECH FUND	14,365.984	12.140	174,403.05
471023671	JANUS GLOBAL LIFE SCIENES FD	16,014.250	17.570	281,370.37
471023739	JANUS SPECIAL SITUATIONS FUND	807.796	14.850	11,995.77
471023747	JANUS INVT FD	753.801	17.980	13,553.34
471023754	JANUS OLYMPUS FUND	2,931.883	27.850	81,652.94
471023762	JANUS HIGH-YIELD FUND	285.645	9.370	2,676.49
471023804	JANUS INVT ENTERPRISE FUND	1,444.100	32.000	46,211.20
471023846	JANUS OVERSEAS FUND	5,174.863	20.300	105,049.72
471023853	JANUS MERCURY FD	6,754.819	20.790	140,432.69
471023879	JANUS INVT FD	858.996	19.630	16,862.09
471091108	JAPAN OTC EQUITY FD INC COM	100.000	5.610	561.00
478160104	JOHNSON & JOHNSON COM	314.319	59.100	18,576.25
48203R104	JUNIPER NETWORKS INC	590.000	18.950	11,180.50
482584109	K MART CORP COM	400.000	5.460	2,184.00
482724200	K TEL INTL INC	1,874.000	0.290	543.46
48282T104	KADANT INC	6.000	14.500	87.00
486665102	KEANE INC COM	400.000	18.030	7,212.00
488360108	KEMET CORP COM	667.000	17.750	11,839.25

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
492061106	KERAVISION INC	1,179.000	0.010	11.79
494368103	KIMBERLY CLARK CORP COM	78.000	59.800	4,664.40
494613102	THE MEDICAL FUND	133.250	18.060	2,406.50
496902107	KINROSS GOLD CORP	400.000	0.760	304.00
498778208	KMART FING I	300.000	29.000	8,700.00
500600101	KOPIN CORP	240.000	14.000	3,360.00
501014104	KRISPY KREME DOUGHNUTS INC	596.000	44.200	26,343.20
501242101	KULICKE & SOFFA INDS INC	175.000	17.150	3,001.25
501803209	LCA-VISION INC	500.000	0.880	440.00
501921100	LTV CORP NEW COM	2,100.000	0.012	25.20
502161102	LSI LOGIC CORPORATION	700.000	15.780	11,046.00
515086106	LANDS END INC	100.000	50.160	5,016.00
516555109	LANVISION SYS INC	650.000	4.280	2,782.00
521863100	LEAP WIRELESS INTL INC	105.000	20.970	2,201.85
52201Y103	LEARN2 CORP	100.000	0.120	12.00
524651106	LEGATO SYS INC	100.000	12.970	1,297.00
524908100	LEHMAN BROTHERS HLDGS INC COM	50.101	66.800	3,346.75
53015P403	LIBERTY ACORN CLASS Z	1,036.479	17.880	18,532.24
531273209	STEIN ROE YOUNG INVESTORS	211.863	21.320	4,516.92
531273803	LIBERTY-STEIN ROE FDS INVT T	252.217	8.260	2,083.31
532457108	LILLY ELI & CO COM	25.000	78.540	1,963.50
535678106	LINEAR TECHNOLOGY CORP	200.000	39.040	7,808.00
542073101	LONDON PAC GROUP LTD	1,000.000	3.960	3,960.00
543069108	LONGLEAF PARTNERS FD FAMILY VAL TRST	2,714.476	24.510	66,531.81
543069207	LONGLEAF PARTNERS SMALL CAP FUND	2,853.093	21.680	61,855.06
543487631	LOOMIS SAYLES AGGRESSIVE GROWTH	1,415.332	16.410	23,225.60
548661107	LOWES COMPANIES INC	1,002.012	46.410	46,503.38
549463107	LUCENT TECHNOLOGIES INC	13,229.319	6.300	83,344.71
55262L100	MBNA CORP COM	270.000	35.200	9,504.00
55301Q102	M H MEYERSON & CO INC	1,000.000	0.660	660.00
566244109	MARCHFIRST INC	1,912.000	0.001	1.91
573012101	MARSICO FOCUS FUND	2,180.545	13.600	29,655.41
573083102	MARTHA STEWART LIVING OMNIME	100.000	16.450	1,645.00
57383M140	MARVEL ENTERPRISES INC	14.000	0.010	0.14
573913100	MARVEL ENTMT GROUP INC COM	300.000	0.000	0.00
577776107	MAXYGEN INC	10.000	17.570	175.70
578592107	MAYTAG CORP COM	250.000	31.030	7,757.50
580031201	MCDATA CORP	394.000	24.500	9,653.00
580135101	MCDONALDS CORP COM	800.000	26.470	21,176.00
58047P107	MCG CAP CORP	100.000	17.800	1,780.00
584699102	MEDIMMUNE INC COM	819.000	46.350	37,960.65
585055106	MEDTRONIC INC COM	437.899	51.210	22,424.81
589331107	MERCK & CO INC COM	1,051.000	58.800	61,798.80
589509108	MERGER FD	335.178	14.770	4,950.58
589619204	MERIDIAN FD INC	699.919	32.420	22,691.37
591097134	METAL MGMT INC SER A	4.000	0.070	0.28
59151K108	METHANEX CORP COM	685.000	5.540	3,794.90
591647102	METROCALL INC	2,000.000	0.024	48.00
592905103	METROPOLITAN WEST FDS	3,680.355	10.150	37,355.60
594918104	MICROSOFT CORP COM	4,709.000	66.250	311,971.25

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
594972101	MICROSTRATEGY INC	2,500.000	3.850	9,625.00
59501T155	MICROCELL TELECOMM INC RT	300.000	1.283	384.90
59501T304	MICROCELL TELECOMMUNICATIONS	300.000	2.480	744.00
595017104	MICROCHIP TECHNOLOGY INC COM	450.000	38.740	17,433.00
595112103	MICRON TECHNOLOGY INC COM	113.000	31.000	3,503.00
595232109	MID-ATLANTIC RLTY TR	500.000	15.550	7,775.00
599902103	MILLENNIUM PHARMACTCLS INC	70.000	24.510	1,715.70
60038B105	MILLENNIUM CELL INC	400.000	5.220	2,088.00
604675108	MIRANT CORP	39.000	16.020	624.78
606501104	MITCHAM INDS INC	500.000	4.550	2,275.00
606850105	MITY-LITE INC	1,500.000	8.250	12,375.00
608712105	MOLTEN METAL TECHNOLOGY INC COM	200.000	0.001	0.20
60877P108	MOMENTUM BUSINESS APPLICATIO	18.000	19.900	358.20
613828474	MONTGOMERY EMERGING ASIA FUND	870.761	7.730	6,730.98
613828839	MONTGOMERY INTL GROWTH FUND	204.131	10.690	2,182.16
613923309	MONTGOMERY ASSET ALLOCATION FD II	154.096	11.480	1,769.02
615394202	MOOG INC	600.000	21.800	13,080.00
617440755	MSIF SMALL CAP	80.565	29.590	2,383.92
617446448	MORGAN ST DEAN WTR DSV & CO	36.000	55.940	2,013.84
620076109	MOTOROLA INC COM	3,181.111	15.020	47,780.29
626124234	MUNDER NET NET CALSS C	45.697	17.520	800.61
626124648	MUNDER FDS INC	293.123	17.980	5,270.35
628380206	MUTUAL SER FD INC QUALIFIED	749.605	16.490	12,360.99
628380305	MUTUAL SER FD INC BEACON FD	1,019.961	13.050	13,310.49
628380404	MUTUAL SER FD INC DISCOVERY FD	303.966	18.190	5,529.14
628380503	MUTUAL SER EUROPEAN FUND	327.261	14.420	4,719.10
628690109	MYTURN COM	16,700.000	0.003	50.10
62874P107	NAHC INC	500.000	0.003	1.50
62886E108	NCR CORP NEW	13.000	36.860	479.18
62888Q109	NCT GROUP	12,000.000	0.080	960.00
631100104	NASDAQ 100 TR	5,070.000	38.910	197,273.70
63623G109	NATIONAL GOLF PPTYS INC COM	327.462	8.870	2,904.59
637844309	NATIONAL STL CORP CL B	20,050.000	1.450	29,072.50
638581439	NATIONS FD INC	1,119.518	15.720	17,598.82
640518106	NEOPROBE CORP	5,000.000	0.400	2,000.00
640917100	NEUBERGER & BERMAN GENESIS FUND	156.151	29.110	4,545.56
640938106	NETWORKS ASSOCIATES INC	481.000	25.850	12,433.85
64108N106	NET2PHONE INC	70.000	6.750	472.50
641143102	NETLOJIX COMMUNICATIONS INC	2,665.000	0.120	319.80
641144100	NETMANAGE INC	1,900.000	1.020	1,938.00
641147103	NETPLEX GROUP INC	700.000	0.040	28.00
64120L104	NETWORK APPLIANCE INC	400.000	21.870	8,748.00
641224803	NEUBERGER & BERMAN EQUITY FD	738.857	15.430	11,400.56
64124H109	NEUROMEDICAL SYS INC	500.000	0.000	0.00
64352D101	NEW CENTY FINL CORP	100.000	13.530	1,353.00
64353J107	NEW CENTY EQUITY HLDGS CORP	20,000.000	0.500	10,000.00
644383101	NEW FOCUS INC	1,700.000	3.810	6,477.00
650111107	NEW YORK TIMES CO	100.000	43.250	4,325.00
65332V103	NEXTEL COMMUNICATIONS INC CL A	300.000	10.960	3,288.00
65473P105	NISOURCE INC	527.870	23.060	12,172.68

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
65473P600	NISOURCE INC	90.000	2.320	208.80
654902204	NOKIA CORP SPONSORED ADR	3,780.625	24.530	92,738.73
655844108	NORFOLK SOUTHN CORP COM	151.874	18.330	2,783.85
656568102	NORTEL NETWORKS CORP NEW	2,192.884	7.460	16,358.91
663038875	NORTH TRACK PSE TECH 100 CL A	125.695	20.470	2,572.98
664210101	NORTHEAST INVS TR	6,518.166	7.430	48,429.97
667280101	NORTHWEST AIRLS CORP CL A	200.000	15.700	3,140.00
670006105	NOVELL INC COM	753.000	4.590	3,456.27
670346105	NUCOR CORP	201.441	52.960	10,668.32
671081107	WHITE OAK GROWTH STOCKFUND	3,003.997	38.440	115,473.64
671081305	RED OAK TECH SELECT FND	2,408.543	9.590	23,097.93
674375209	OBERWEIS MICRO-CAP FUND	363.975	16.770	6,103.86
678002106	OIL SVC HOLDRS TR	100.000	61.000	6,100.00
68162K106	OLYMPIC STL INC	100.000	2.550	255.00
683399109	ONYX PHARMACEUTICALS INC	195.000	5.120	998.40
683402101	ONYX SOFTWARE CORP	300.000	3.900	1,170.00
68379J306	OPPENHEIMER ENTERPRISE FD	99.926	13.210	1,320.02
68380D207	OPPENHEIMER MAIN STR FDS INC	125.557	31.650	3,973.88
68380E106	OPPENHEIMER QUEST FOR VAL FD	74.036	31.860	2,358.79
68380E304	OPPENHEIMER QUEST FOR VAL FD	107.762	31.250	3,367.56
68380K201	OPPENHEIMER STRATEGIC FDS INCOME FD	5,242.518	3.820	20,026.42
68380U308	OPPENHEIMER INTL SMALL CO FD	234.157	7.750	1,814.72
68381L307	OPPENHEIMER EMERGING TECH CL C	165.209	3.810	629.45
683818207	OPTELECOM INC	315.000	2.740	863.10
68389X105	ORACLE SYS CORP COM	16,244.000	13.810	224,329.64
683924104	OPPENHEIMER GLOBAL FD	134.151	46.730	6,268.88
683943203	OPPENHEIMER GLBL GWTH & INCM	806.828	22.120	17,847.04
683980304	OPPENHEIMER MIDCAP FD	62.112	14.930	927.33
68554V108	ORASURE TECHNOLOGIES INC	800.000	12.150	9,720.00
68556P588	ORBITEX GROUP FDS DEL	577.701	3.400	1,964.18
68556P760	ORBITEX GROUP FDS DEL	392.157	18.660	7,317.65
685563306	ORBITAL ENGINE LTD ADR NEW	600.000	2.200	1,320.00
69316H106	PBHG CORE GROWTH FUND	222.827	20.360	4,536.76
69316H205	PBHG EMERGING GROWTH FUND INC	125.827	16.010	2,014.49
69316H403	PBHG SELECT EQUITY FUND	370.814	24.390	9,044.15
69316H544	PBHG CLIPPER FOCUS	1,465.063	15.190	22,254.31
69316H700	PBHG TECH & COMMUNICATION FUND	2,038.637	16.390	33,413.26
69316H775	PBHG FDS INC MD CAP VL	5,313.588	15.920	84,592.32
69316H791	PBHG LARGE CAP 20 FUND	188.723	16.290	3,074.30
693262107	P-COM INC	500.000	0.330	165.00
69333Y108	P F CANGS CHINA BISTRO	100.000	47.300	4,730.00
69338T252	PIMCO FDS MULTI MANAGER SER	598.886	19.230	11,516.58
69338V604	PIMCO INNOVATION CLASS D	912.793	22.750	20,766.04
693389421	PIMCO FDS MULTI MANAGER SER	110.220	22.610	2,492.07
693389439	PIMCO FDS MULTI MANAGER SER	2,209.133	21.220	46,877.80
69344F106	PMC-SIERRA INC	200.000	21.260	4,252.00
69348A103	PNV INC	58.000	0.008	0.46
693506107	PPG INDS INC COM	103.132	51.720	5,333.99
69351T106	PPL CORP	100.000	34.850	3,485.00
69352F204	PPL CAP FDG TR I	100.000	19.650	1,965.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
696077304	PAC-WEST TELECOMM INC	1,000.000	4.200	4,200.00
696642107	PALATIN TECHNOLOGIES INC	3,457.000	3.880	13,413.16
69371Y101	PALM INC	700.000	0.550	385.00
697529303	PALOMAR MED TECHNOLOGIES INC	14.000	1.190	16.66
712223106	PEOPLES S&P MIDCAP INDEX FD	602.892	21.060	12,696.91
713278109	PEP BOYS MANNY MOE & JACK COM	598.729	17.150	10,268.20
71361F100	PERCEPTRON INC	1,062.000	1.320	1,401.84
715338109	PERSONNEL GROUP AMER INC	100.000	0.890	89.00
716933106	PHARMACYCLICS INC	35.000	9.940	347.90
717081103	PFIZER INC COM	4,302.077	39.850	171,437.77
71713U102	PHARMACIA CORP	373.157	42.650	15,915.15
718154107	PHILIP MORRIS COS INC COM	1,165.522	45.850	53,439.18
71940B109	PHOTOWORKS N/C FROM 812572105	215.000	0.110	23.65
721501104	PILLOWTEX CORP COM	500.000	0.060	30.00
72369B307	PIONEER HIGH YIELD FD	3,375.338	11.120	37,533.76
725811103	PIXAR	100.000	35.960	3,596.00
727909103	PLATINUM ENTERTAINMENT CORP	100.000	0.002	0.20
72919P103	PLUG PWR INC	30.000	8.740	262.20
73172K104	POLYCOM INC	174.000	34.070	5,928.18
736126103	PORTAL SOFTWARE INC	1,700.000	2.080	3,536.00
737679100	POTOMAC ELEC PWR CO COM	300.000	22.570	6,771.00
740294103	PRECISION OPTICS INC MASS	300.000	0.720	216.00
741113104	PRESSTEK INC	300.000	9.170	2,751.00
74144T108	PRICE T ROWE GROUP INC	366.000	34.730	12,711.18
741480107	PRICE T ROWE HLTH SCINFDINC	460.341	20.080	9,243.65
741494108	T ROWE PRICE GLOBAL TECHNOLOGY FUND	314.861	4.750	1,495.59
741503106	PRICELINE COM INC	50.000	5.820	291.00
741570105	PRIME RETAIL INC COM	300.000	0.090	27.00
741901201	PRIMA ENERGY CORP COM PAR $0.015	1,831.000	21.750	39,824.25
742718109	PROCTER & GAMBLE CO COM	1,257.033	79.130	99,469.02
743263105	PROGRESS ENERGY INC	50.000	45.030	2,251.50
74406A102	PROVIDIAN FINL CORP	120.000	3.550	426.00
74437C101	PSINET INC	2,186.000	0.006	13.12
746144104	PURCHASEPRO COM INC	200.000	1.210	242.00
746778208	PUTNAM HEALTH SCIENCES TR	7.585	58.780	445.85
746802636	PUTNAM INVT FDS	1,095.281	8.890	9,737.05
746802800	PUTNAM INVT FDS	322.948	14.850	4,795.78
746809102	PUTNAM INVS FD INC COM	578.789	11.550	6,685.01
746916105	PUTNAM NEW OPPORTUNITIES FD SH BEN	259.536	40.980	10,635.79
74728C307	QSOUND LABS INC	125.000	0.660	82.50
747525103	QUALCOMM INC COM	1,070.000	50.500	54,035.00
74838J101	QUIDEL CORP	500.000	7.690	3,845.00
748767100	QUINTILES TRANSNATIONAL CORP COM	159.000	16.050	2,551.95
749117206	QUOTESMITH COM INC	100.000	2.130	213.00
749121109	QWEST COMMUNICATIONS INTL INC	1,450.169	14.130	20,490.89
749255337	RBB FD INC	236.513	17.790	4,207.57
749255568	RBB FD INC	150.050	13.220	1,983.66
74935P109	DRESDNER RCM GLOBAL TECHNOLOGY	416.989	30.540	12,734.84
74935P406	RCM EQUITY FDS INC	469.496	20.520	9,634.06
74935P604	DRESDNER RCM BIOTECHNOLOGY	1,270.560	27.400	34,813.34

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
74935P703	RCM EQUITY FDS INC	115.922	30.280	3,510.12
749361101	RCN CORP	300.000	2.930	879.00
749685103	RPM INC OHIO COM	250.000	14.460	3,615.00
74972H101	RS EMERGING GROWTH	2,002.114	32.010	64,087.67
74972H200	RS VALUE PLUS AND GROWTH	341.235	17.070	5,824.88
74972H309	THE CONTRARIAN FUND	116.279	10.120	1,176.74
74972H804	RS DIVERSIFIED GROWTH	768.414	23.260	17,873.31
74972H853	RS AGGRESSIVE GROWTH	1,273.638	6.190	7,883.82
74972H861	RS INTERNET AGE	1,354.096	5.760	7,799.59
749941100	RF MICRO DEVICES INC	20.000	19.230	384.60
750917106	RAMBUS INC DEL	824.000	7.990	6,583.76
755111507	RAYTHEON CO	150.000	32.470	4,870.50
755246105	READ-RITE CORP COM	1,000.000	6.610	6,610.00
756577102	RED HAT INC	500.000	7.100	3,550.00
76027U102	REPEATER TECHNOLOGIES INC	2,000.000	0.315	630.00
760911107	RESEARCH FRONTIERS INC	300.000	16.760	5,028.00
76182K105	REYNOLDS R J TOB HLDGS INC	700.000	56.300	39,410.00
767754104	RITE AID CORP COM	5,750.000	5.060	29,095.00
77954Q106	ROWE T PRICE BLUE CHIP GWTH	103.527	28.970	2,999.18
779547108	ROWE T PRICE EQUITY INC FD	1,568.466	23.650	37,094.22
779556109	ROWE T PRICE MID-CAP GRW FD	92.425	39.400	3,641.55
77956H203	T ROWE PRICE INTL STK FD	909.973	10.990	10,000.60
77956H708	T ROWE PRICE JAPAN FUND	510.514	6.050	3,088.61
779562107	ROWE PRICE NEW HORIZONS FD INC COM	960.405	22.630	21,733.97
77957M102	ROWE T PRICE SCIENCE & TECHNOLOGY FD	2,880.522	20.920	60,260.52
77957Q103	ROWE T PRICE SM CAP VAL FD	543.935	22.660	12,325.57
779572106	T ROWE PRICE OTC FUND INC	4,363.148	25.340	110,562.17
78051D105	ROYAL OAK MINES INC COM	10,000.000	0.003	30.00
780905600	ROYCE FD PREMIER SER	1,562.222	10.540	16,465.82
780905709	ROYCE MICRO CAP FUND	1,453.179	11.850	17,220.17
780915104	ROYCE OTC MICRO-CAP FUND	2,229.000	10.500	23,404.50
783554827	RYDEX SER TR	4,034.418	24.780	99,972.88
78387G103	SBC COMMUNICATIONS	394.000	39.170	15,432.98
784924706	SSGA SMALL CAP FUND	226.259	20.770	4,699.40
784924748	SSGA FDS	0.270	1.000	0.27
784924888	SSGA FDS	612.916	18.920	11,596.37
786434100	SAFECO GROWTH FD INC COM	705.611	27.250	19,227.90
786449108	SAFEGUARD SCIENTIFICS INC COM	800.000	3.500	2,800.00
78645R107	SAFENET INC	400.000	18.940	7,576.00
786514208	SAFEWAY INC COM NEW	200.000	41.750	8,350.00
795757103	SALTON/MAXIM HOUSEWARES INC	50.000	18.880	944.00
803054204	SAP AG	30.000	31.930	957.90
806605101	SCHERING PLOUGH CORP COM	100.223	35.810	3,588.99
808513105	SCHWAB CHARLES CORP NEW COM	178.000	15.470	2,753.66
80862K104	SCICLONE PHARMACEUTICALS INC	900.000	3.000	2,700.00
808655104	SCIENTIFIC ATLANTA INC COM	250.068	23.940	5,986.63
80908Q107	SCIQUEST COM INC	800.000	1.690	1,352.00
810904102	SCUDDER MUT FDS INC GOLD FD	720.219	6.870	4,947.90
811165109	SCUDDER INTL FD INC COM	307.074	36.660	11,257.33
811165406	SCUDDER INTL FD INC	983.654	23.000	22,624.04

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
811196708	SCUDDER SECS TR	19.758	15.770	311.58
81123U204	SCUDDER DREMAN HIGH RETURN CL A	790.416	36.910	29,174.25
81123U709	SCUDDER DREMAN HIGH RETURN CL B	520.951	36.790	19,165.79
81123U808	SCUDDER VALUE SER INC	1,115.819	36.820	41,084.46
81123U873	SCUDDER SMALL CAP CL B	902.173	19.720	17,790.85
811804988	ESC SEAGATE TECHNOLOGY	200.000	0.000	0.00
816074306	SEITEL INC COM NEW	400.000	13.600	5,440.00
816221105	SELECTED AMERN SHS INC COM	10,055.005	30.990	311,604.60
816636203	SEMICONDUCTOR HOLDRS TR	100.000	41.850	4,185.00
816850101	SEMTECH CORP	680.000	35.690	24,269.20
817253107	SENSAR CORP	30.000	0.450	13.50
818823106	SHADOW STK FD INC	483.731	13.540	6,549.72
82481R106	SHIRE PHARMACEUTICALS GROUP	50.000	36.600	1,830.00
826170102	SIEBEL SYS INC	824.000	27.980	23,055.52
827056102	SILICON GRAPHICS INC COM	1,000.000	2.100	2,100.00
827057100	SILICON STORAGE TECHN INC	411.000	9.640	3,962.04
828395103	SILVERLEAF RESORTS INC	4,350.000	0.060	261.00
82930F109	SINGER CO N V COM	2,000.000	0.000	0.02
82966U103	SIRIUS SATELLITE RADIO INC	250.000	11.630	2,907.50
83169Q105	SMARTDISK CORP	600.000	1.150	690.00
83546Q109	SONICBLUE INC	500.000	4.040	2,020.00
836083105	SOUND SHORE FUND	472.798	30.580	14,458.16
842587107	SOUTHERN CO COM	104.411	25.350	2,646.82
844741108	SOUTHWEST AIRLS CO COM	550.000	18.480	10,164.00
845905108	SOVEREIGN BANCORP INC COM	288.000	12.240	3,525.12
847248101	SPATIALIGHT INC	143.000	7.000	1,001.00
847561107	SPECTRA FD INC COM	413.072	6.980	2,883.24
84764M101	SPEECHWORKS INTL INC	30.000	11.250	337.50
84842R106	SPHERIX INC	2,175.000	9.490	20,640.75
852061100	SPRINT CORP COM	30.917	20.080	620.81
852061506	SPRINT CORP	100.000	24.410	2,441.00
855030102	STAPLES INC COM	262.000	18.700	4,899.40
855244109	STARBUCKS CORP COM	400.000	19.050	7,620.00
857477103	STATE STREET CORP	201.626	52.250	10,534.96
857916407	STATE STREET AURORA FUND	240.550	30.640	7,370.45
858119100	STEEL DYNAMICS INC	600.000	11.610	6,966.00
862915204	STRONG HIGH YIELD BOND FUND	9,958.484	7.940	79,070.36
862916608	STRONG GROWTH 20 EQUITY FUND	4,523.500	14.740	66,676.39
862916822	STRONG TECHNOLOGY 100 FUND	365.497	4.810	1,758.04
862916863	STRONG MID CAP DISCIPLINED	571.429	17.420	9,954.29
862916871	STRONG EQUITY FDS INC	120.445	22.140	2,666.65
862917101	STRONG AMERICAN UTILITIES FUND	378.361	15.190	5,747.30
863106100	STRATOSPHERE CORP	250.000	0.000	0.00
86335C108	STRONG MULT CAP VALUE	782.946	52.600	41,182.96
86335K100	STRONG OPPORTUNITY FD INC COM	680.505	39.290	26,737.04
864313101	SUBMICRON SYS CORP COM	1,600.000	0.000	0.00
866013105	SUMMIT BK CORP GA	1,000.000	13.900	13,900.00
866810104	SUN MICROSYSTEMS INC COM	5,256.000	12.300	64,648.80
867363103	SUNGARD DATA SYS INC COM	300.000	28.930	8,679.00
867931107	SUPERCONDUCTOR TECHNOLOGIES	1,675.000	6.500	10,887.50

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
868059106	SUPERGEN INC	150.000	14.320	2,148.00
869099101	SUSQUEHANNA BANCSHARES INC	500.000	20.850	10,425.00
870738101	SWIFT ENERGY CO COM	100.000	20.200	2,020.00
871206108	SYCAMORE NETWORKS INC	317.000	5.360	1,699.12
871508107	SYMBOL TECHNOLOGIES INC COM	1,350.000	15.880	21,438.00
87157J106	SYNCOR INTL CORP NEW COM	200.000	28.640	5,728.00
87160A100	SYNGENTA AG	12.000	10.600	127.20
871607107	SYNOPSYS INC COM	100.000	59.070	5,907.00
871839205	SYSTEM SOFTWARE ASSOC INC	218.000	0.001	0.22
87234N799	TCW GALILEO FDS INC	702.987	18.860	13,258.33
87252R300	TIP FDS	248.296	19.550	4,854.19
87252R870	TURNER TECHNOLOGY	590.979	6.880	4,065.94
872524301	TIP MICRO CAP INSTL	26.388	39.980	1,054.99
87308K200	TVX GOLD INC	400.000	0.430	172.00
87612E106	TARGET CORP	844.000	41.050	34,646.20
87612M108	TARGETED GENETICS CORP	250.000	2.710	677.50
879664100	TELLABS INC COM	652.000	14.960	9,753.92
88018W104	TEMPLETON DEVELOPING MKTS TR COM	246.225	9.880	2,432.70
88018W203	TEMPLETON DEVELOPING MKTS TR	255.662	9.730	2,487.59
880196209	TEMPLETON FDS INC FOREIGN FD	242.497	9.250	2,243.10
880199203	TEMPLETON GROWTH FD INC	309.922	17.710	5,488.72
88033K101	TEMPLETON RUSSIA FD INC	500.000	0.250	125.00
88022F105	TENERA INC	600.000	18.010	10,806.00
880779103	TEREX CORP NEW COM	200.000	17.540	3,508.00
88100W103	TERRA NETWORKS S A	215.000	7.870	1,692.05
881624209	TEVA PHARMACEUTICAL INDS LTD ADR	451.575	61.630	27,830.57
882508104	TEXAS INSTRUMENTS INC	1,968.260	28.000	55,111.28
882904105	THAI FD INC COM	300.000	3.300	990.00
884116104	THIRD AVENUE VALUE FD	591.660	36.430	21,554.17
884891102	THOMPSON PLUMB FDS INC	295.046	17.350	5,119.05
88553X103	3DFX INTERACTIVE INC	2,000.000	0.480	960.00
885535104	3COM CORP COM	750.000	6.380	4,785.00
88554L108	THREE-FIVE SYS INC	200.000	15.910	3,182.00
88632Q103	TIBCO SOFTWARE INC	200.000	14.930	2,986.00
890786106	TOPPS INC COM	100.000	12.150	1,215.00
891402109	TORRAY FD	245.600	37.530	9,217.37
893349837	TRANS WORLD AIRLS INC	100.000	0.009	0.90
893509836	TRANSAMERICA INVS INC	245.680	15.570	3,825.24
89672P104	TRIPATH TECHNOLOGY INC	250.000	1.710	427.50
899690101	TUMBLEWEED COMMUNICATIONS CO	500.000	5.940	2,970.00
899900104	TULTEX CORP COM	100.000	0.000	0.00
901165100	TWEEDY BROWNE GLOBAL VALUE FUND	2,082.332	18.530	38,585.61
902124106	TYCO INTL LTD NEW	1,962.917	58.900	115,615.81
902549500	UAL CORP COM PAR $0.01	400.000	13.500	5,400.00
902555796	UAM SMALL COMPANY FUND	1,115.850	18.510	20,654.38
902973304	US BANCORP DEL NEW	205.423	20.930	4,299.50
90334M109	U S INTERACTIVE INC	100.000	0.004	0.40
90338W103	US ONCOLOGY INC	200.000	7.540	1,508.00
904CSH988	ULTRAMAR DIAMOND SHAMROCK	50.000	49.550	2,477.50
90458E107	UNIBANCO UNIAO BANCOS BRASIL	300.000	22.300	6,690.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
909205106	UNISOURCE ENERGY CORP	300.000	18.190	5,457.00
911312106	UNITED PARCEL SVC INC	743.871	54.500	40,540.97
911684108	UNITED STATES CELLULAR CORP COM	50.000	45.250	2,262.50
911905107	U S AIR GROUP INC COM	535.000	6.340	3,391.90
912833KW9	UNITED STATES TREAS SEC STRIPPED INT	10,000.000	34.625	3,462.50
913017109	UNITED TECHNOLOGIES CORP COM	49.000	64.630	3,166.87
914906102	UNIVISION COMMUNICATIONS INC	20.000	40.460	809.20
917294308	USDATA CORP	20.000	1.400	28.00
917311805	USINTERNETWORKING INC	1,350.000	0.200	270.00
918204108	VF CORP COM	206.832	39.010	8,068.52
91913E104	VALENTIS INC	220.000	3.100	682.00
920395100	VALUE LINE ASSET ALLOC FD	344.098	17.230	5,928.81
92047K107	VALUEVISION INTL INC	200.000	19.590	3,918.00
920961109	VAN KAMPEN AMERN CAP SR INCM	308.000	7.080	2,180.64
92113A835	VAN KAMPEN CAP EQTY TR	657.530	12.690	8,344.06
92113B106	VAN KAMP AMERN CAP EMRGN GWT	90.976	42.320	3,850.10
92113B205	VAN KAMP AMERN CAP EMRGN GWT	497.396	37.190	18,498.16
92114U202	VAN KAMPEN EQUITY TR II	904.847	5.270	4,768.54
921280202	VAN WAGONER EMERGING GROWTH FUND	189.456	12.190	2,309.47
921280707	VAN WAGONER FDS INC	275.240	15.940	4,387.33
921908109	VANGUARD SPECIALIZED PORTFOLIOS	396.203	25.290	10,019.97
921908208	VANGUARD SPECIALIZED PORTFOLIOS GOLD	738.800	8.550	6,316.74
921910204	VANGUARD WORLD FD INTL GROWTH	190.558	15.010	2,860.28
921913109	VANGUARD QUANTITATIVE PORTFOLIOS INC	953.886	28.200	26,899.59
921926101	VANGUARD EXPLORER FD INC COM	224.222	60.310	13,522.83
921928107	VANGUARD MORGAN GRWTH FD INC	2,529.660	14.630	37,008.93
921931101	VANGUARD BALANCED INDEX FD	2,297.361	17.860	41,030.87
921936100	VANGUARD / PRIMECAP FD INC COM	20.047	51.520	1,032.82
921946109	VANGUARD SELECTED VALUE FUND	226.711	12.970	2,940.44
922018106	VANGUARD / WINDSOR FD INC COM	3,680.048	15.640	57,555.95
922018205	VANGUARD / WINDSOR II FUND	3,033.692	25.590	77,632.18
922031307	VANGUARD FIXED INCOME SECS FD INC	0.271	10.380	2.81
922031406	VANGUARD FIXED INCOME SECS FD INC	5,022.769	10.820	54,346.36
922031505	VANGUARD FIXED INCOME SECS FD INC	0.397	10.760	4.27
922031851	VANGUARD FIXED INCOME SEC FD	6,076.129	10.530	63,981.64
922321104	VASOMEDICAL INC	1,000.000	3.700	3,700.00
92237T108	VAST SOLUTIONS INC CL B1	2.000	0.000	0.00
92237T207	VAST SOLUTIONS INC CL B2	2.000	0.000	0.00
92237T306	VAST SOLUTIONS INC CL B3	2.000	0.000	0.00
922908108	VANGUARD INDEX TR 500 PORTFOLIO	183.567	105.890	19,437.91
922908405	VANGUARD INDEX TR VALUE PORTFOLIO	36.571	18.900	691.19
922908504	VANGUARD INDEX GROWTH PORTFOLIO	1,496.855	26.410	39,531.94
922908702	VANGUARD INDEX TR	7,960.304	19.820	157,773.23
92343E102	VERISIGN INC	270.000	38.040	10,270.80
92343V104	VERIZON COMMUNICATIONS	779.366	47.460	36,988.71
92532F100	VERTEX PHARMACEUTICALS INC	200.000	24.590	4,918.00
92532L107	VERTICALNET INC	100.000	1.400	140.00
925524308	VIACOM INC CL B COM	59.000	44.150	2,604.85
925529208	VIATEL INC	300.000	0.019	5.70
92553H100	VIASYSTEMS GROUP INC	175.000	0.630	110.25

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2001 - Self Directed Brokerage Accounts

CUSIP	Description	Shares	Price	Market Value
92553R108	VIADOR INC	200.000	0.050	10.00
925602104	VICAL INC	77.000	12.240	942.48
926734104	VIGNETTE CORP	300.000	5.370	1,611.00
92719D100	VINA TECHNOLOGIES INC	2,000.000	1.200	2,400.00
928298108	VISHAY INTERTECHNOLOGY INC COM	67.000	19.500	1,306.50
92839U107	VISTEON CORP	15.000	15.040	225.60
92844S105	VISX INC DEL	1,365.000	13.250	18,086.25
928444108	VISUAL NETWORKS INC	100.000	4.620	462.00
928497106	VITESSE SEMICONDUCTOR CORP COM	500.000	12.430	6,215.00
928551100	VIVUS INC	500.000	4.870	2,435.00
92857V102	VODAVI TECHNOLOGY INC	500.000	1.305	652.50
92857W100	VODAFONE GROUP PLC NEW	1,553.180	25.680	39,885.66
928935105	VOXEL	1,000.000	0.002	2.00
92922N101	WAMEX HLDGS INC	20,000.000	0.001	20.00
929248300	WHX CORP	500.000	3.600	1,800.00
929903102	WACHOVIA CORP COM	200.000	31.360	6,272.00
93114W107	WAL-MART DE MEXICO S A DE C	75.000	27.267	2,045.03
931142103	WAL MART STORES INC COM	1,040.280	57.550	59,868.11
931422109	WALGREEN CO COM	82.000	33.660	2,760.12
939322103	WASHINGTON MUTUAL INC	324.256	32.700	10,603.17
94106L109	WASTE MGMT INC DEL	200.143	31.910	6,386.56
941850109	WATERS INSTRS INC	3,000.000	8.400	25,200.00
942683103	WATSON PHARMACEUTICALS INC COM	100.000	31.390	3,139.00
94748P104	WEBB INTERACTIVE SVCS INC	250.000	0.710	177.50
948774104	WEIRTON STL CORP	200.000	0.225	45.00
948906102	WEITZ PARTNERS INC	375.353	20.870	7,833.62
949045108	WEITZ SER FD INC	828.211	34.290	28,399.36
949746101	WELLS FARGO & CO NEW	145.660	43.470	6,331.84
950817106	WESCO FINL CORP COM	34.000	315.000	10,710.00
957541105	WESTELL TECHNOLOGIES INC	5,200.000	2.640	13,728.00
958102105	WESTERN DIGITAL CORP COM	1,100.000	6.270	6,897.00
960878106	WESTMORELAND COAL CO COM	100.000	13.600	1,360.00
962096103	MUHLENKAMP FUND	120.051	53.560	6,429.93
963320106	WHIRLPOOL CORP COM	50.000	73.330	3,666.50
965042104	WHITEHALL ENTERPRISES INC	100.000	0.008	0.80
969455104	WILLIAMS COMMUNICATIONS GRP	6,148.000	2.350	14,447.80
969457100	WILLIAMS COS INC COM	153.275	25.520	3,911.58
969465103	WILLIAMS CONTROLS, INC	3,100.000	0.450	1,395.00
98157D106	WORLDCOM INC GA NEW	5,225.000	14.080	73,568.00
98157D304	WORLDCOM INC WORLDCOM GROUP	177.263	12.700	2,251.24
981811102	WORTHINGTON INDS INC COM	107.963	14.200	1,533.07
982526105	WRIGLEY WM JR CO COM	50.190	51.370	2,578.26
983701103	XCL LTD DEL	566.000	0.015	8.49
983764101	XO COMMUNICATIONS INC	4,772.000	0.080	381.76
983909102	XETA CORP	375.000	5.800	2,175.00
983919101	XILINX INC COM	158.000	39.050	6,169.90
984121103	XEROX CORP COM	628.752	10.420	6,551.60
984149104	XYBERNAUT CORP	900.000	2.380	2,142.00
984332106	YAHOO INC	509.000	17.740	9,029.66
985021104	YARDVILLE NATL BANCORP	500.000	12.500	6,250.00

CUSIP	Description	Shares	Price	Market Value
98956P102	ZIMMER HLDGS INC	20.000	30.540	610.80
98975W104	ZOLTEK COS INC	1,500.000	2.370	3,555.00
989834106	ZWEIG FD INC COM	1,236.466	7.950	9,829.90

Value of Brokerage Assets per FBSI as of 12/31/2001: 16,976,627.07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Salaried Employees of
Bethlehem Steel Corporation and
Subsidiary Companies

By: 
D. L. Stephenson
Chairperson, Employee Benefits
Administration Committee

Dated: June 27, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of the
Savings Plan for Salaried Employees of
Bethlehem Steel Corporation and Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note A to the financial statements, Bethlehem Steel Corporation, the Plan sponsor, has filed for reorganization under the protection of Chapter 11 of the United States Bankruptcy Code. As a result of the Plan sponsor's bankruptcy filing, the valuation of certain assets maintained by the Plan in the form of investments in the Plan sponsor's common stock and the continuation of the Plan are uncertain. The financial statements do not include any adjustments that might result from these uncertainties.

PricewaterhouseCoopers LLP

June 11, 2002

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-90795, No. 2-71699, No. 2-53880, No. 2-90796, No. 2-67314, No. 33-23516, No. 33-23688, No. 33-52267, No. 33-58019, No. 33-58021, No. 33-60507, No. 333-53895, No. 333-57157 and No. 333-91941) of Bethlehem Steel Corporation of our report dated June 11, 2002 relating to the financial statements of the Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 11, 2002